

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2010

By U.S. Mail and facsimile: (801)265-9882

George R. Quist
Chairman and Chief Executive Officer
Security National Financial Corporation
5300 South 360 West
Suite 250
Salt Lake City, Utah 84123

>   **Re: Security National Financial Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
>   **File Number 000-09341**

Dear Mr. Quist:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009
General

1.   We note that you attempted to incorporate by reference portions of your definitive proxy statement for your 2010 Annual Meeting of Stockholders into your Form 10-K. In accordance with General Instruction G.3. of Form 10-K, your definitive proxy statement must be filed not later than 120 days after your fiscal year end in order to qualify for incorporation by reference. You did not file your definitive proxy statement with 120 days of your fiscal year end and none of the information in your definitive proxy statement that you sought to include in your Form 10-K was so incorporated. Therefore, please file an amendment to your Form 10-K including all the information in the definitive proxy statement that you attempted to incorporate by reference.

2.   In future filings please include your correct Commission File Number on the cover.

3.   Please tell us why you have not identified yourself as a "smaller reporting company" based on your disclosure that you had a $16.1 million aggregate market value held by non-affiliates as of your most recently completed second fiscal quarter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
General

4.   Considering the diversification of your business (i.e., life insurance, cemetery and mortuary, and mortgage loans), and in an effort to provide more meaningful and granular disclosure, please consider revising your results of operations in future filings to present your discussion and analysis at the segment level. Your disclosure should include a robust discussion of any known material trends, events, and uncertainties related to your results of operations, rather than merely reciting financial statement information in narrative form. It would also be helpful to include a discussion of key variables, such as industry specific metrics, and financial measures management utilizes in managing each segment of the business. Refer to Item 303(A)(3) of Regulation S-K and Release No. 33-8350 (MD&A Interpretive Release).

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Earnings, page 50

5.   It appears your financial statements are presented in accordance with Article 5 of Regulation S-X. Please tell us how your income statement presentation is consistent with the guidance in Article 5-03 of Regulation S-X, emphasis is added to items 2, 7, and 9.

6.   We note your response to our previously issued comment one in your letter to us dated October 9, 2008, where you indicated you would revise future filings to the extent disclosures were relevant and material. We do not see however, where you have provided such information. Therefore we are reissuing our comment. We note mortgage loans on real estate and construction loans, net of allowance for loan losses represent 22% of your total assets at December 31, 2009 and 23% of total assets at March 31, 2010. SAB Topic 11.K requires non-bank holding companies with material amounts of lending activities to disclose applicable Industry Guide 3 ("the Guide") information. Please provide us with your assessment of the relevance and materiality of the information required by Items III and IV of the Guide. Please advise and revise as necessary and show us what your disclosure will look like in your response.

Notes to Consolidated Financial Statements
Note 1 – Significant Accounting Policies
Real Estate, page 54

7.   Please tell us and revise your future filings to expand your disclosure to state your policy for initially recording other real estate owned upon acquisition, and how that complies with ASC 310-40-40.

Mortgage Operations, page 59

8.   Please revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If your policy varies by loan type disclose as such. Describe any adjustments you make to appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

9.   Please revise your future filings to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses. Refer to ASC 310-10-50-15.

10.   We note your disclosures regarding indemnification losses whereby you may be required to repurchase a loan or pay a fee instead of repurchase under certain events disclosed on page 59. Please tell us and revise your future filings to address the following related to these guarantees:

  • Expand your disclosure to discuss how you determine the estimated liability for indemnification losses;
  • Specifically disclose how loans with similar characteristics are grouped to be evaluated for indemnification liabilities, how loss rates are determined, what factors are considered when establishing appropriate time frames over which you evaluate loss experience; and descriptions of qualitative factors that have affected loss rates or other loss measurements; and
  • Revise your MD&A to explain in detail the period-to-period changes in your liability for indemnification. In this regard, discuss the specific facts and circumstances related to the significant increase in the reserve during FY 2009 and the subsequent decrease in the three months ended March 31, 2010. A roll forward (in tabular format) of the liability may also be useful here.

11.   We also note your disclosure on page 57 that you may be required to reimburse third party investors for costs associated with early payoff of loans within the first six months of such loans and to repurchase loans where there is a default in any of the first four

monthly payments to the investors or, in lieu of repurchase, to pay a negotiated fee to the investors. Please tell us the quantity of loans (by loan type) and dollar amount of loans repurchased and the fees paid in lieu of repurchase during the periods presented as a result of this specific guarantee.

Note 16 – Business Segment Information, page 98

12.   Please revise your future filings to disclose the allocation of goodwill by reportable segment and any significant changes in the allocation of goodwill by reportable segment. Refer to ASC 350-30-50.

Note 18 – Disclosure about Fair Value of Financial Instruments, page 102

13.   Please revise your future filings to disclose the information for all assets and liabilities that are measured at fair value on a nonrecurring basis (e.g. impaired assets, other real estate owned, etc.). Refer to ASC 820-10-50 paragraphs 5 and 8.

Item 10. Directors and Executive Officers, page 114

14.   Please revise your Form 10-K/Proxy Statement in order to include the specific experience, qualifications, attributes or skills that lead you to the conclusion that your directors and executive officers should serve in their respective positions. Refer to Item 401(e) of Regulation S-K and SEC Release No. 33-9089.

The Board of Directors, Board Committees and Meetings, page 115

15.   Please amend your Form 10-K in order to comply with the requirements of Item 407(d)(5) of Regulation S-K as they relate to disclosures regarding whether or not you have at least one member of the audit committee that qualifies as an "audit committee financial expert."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 128.

16.   Please revise your Form 10-K to include the information required by Section 201(d) of Regulation S-K in this item.

Form 10-Q for Fiscal Quarter Ended March 31, 2010
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

17.   We note your disclosure that your total revenues decreased by 35.2% for the three months ended March 31, 2010 from the three months ended March 31, 2009. Please provide us with revised disclosure that would provide a reader an understanding of why

George R. Quist
Security National Financial Corporation
August 5, 2010
Page 5

your total revenues decreased, such as why you experienced a $19.8 million decrease in mortgage fee income, rather than simply stating your revenues decreased. Please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

Notes to Condensed Consolidated Financial Statements
General

18.   Please revise your future filings to provide the disclosures required by ASC 310-10-50 for all interim and annual periods. Please show us what your disclosure will look like in your response.

Note 8 – Disclosure about Fair Value of Financial Instruments, page 11

19.   Please revise your future filings to provide the disclosures required by ASC 825-10-50 for all interim and annual periods. Please show us what your disclosure will look like in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions on accounting matters to David Irving at 202-551-3321, or to Hugh West, Accounting Branch Chief, at 202-551-3872. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3491.

Sincerely,

Michael Clampitt
Senior Attorney